Exhibit 3.1

AMENDMENT NO. 1

TO THE

FOURTH AMENDED AND RESTATED BYLAWS

OF

RED ROBIN GOURMET BURGERS, INC.

The Fourth Amended and Restated Bylaws, dated May 24, 2012, of Red Robin Gourmet Burgers, Inc., a Delaware corporation, are hereby amended this 13th day of February, 2013, by adding the following Article X:

“Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law, the Corporation’s Certificate of Incorporation or its Bylaws, or (iv) any action to interpret, apply, enforce or determine the validity of the Corporation’s Certificate of Incorporation or Bylaws, or (v) any action asserting a claim against the Corporation governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article.”